UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04051960

December 8, 2004

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/8/2004

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

Dear Ms. Seymon:

This is in response to your letters dated October 15, 2004 and November 23, 2004 concerning the shareholder proposal submitted to Disney by the AFSCME Employees Pension Fund, the California Public Employees' Retirement System, the Illinois State Board of Investment, and the New York State Common Retirement Fund. We also have received a letter from the AFSCME Employees Pension Fund dated November 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Michael Zucker
AFSCME Employees Pension Fund
1625 L Street, N.W.
Washington, D.C. 20036

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees, et al., for Inclusion in the 2005 Proxy Statement of The Walt Disney Company.**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") sponsored by the American Federation of State, County and Municipal Employees ("AFSCME") and co-sponsored by the New York State Common Retirement Fund, the California Public Employees' Retirement System and the Illinois State Board of Investment (together with AFSCME, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Sponsors of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. The Proposal Presented by the Sponsors

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for over two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.
>
> In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

II. The Proposal May Be Excluded Because It Is Not a "Direct Access Proposal" Contemplated by Proposed Rule 14a-11

On October 14, 2003, in Release No. 34-48626 (the "Release"), the Commission announced proposed rules and amendments to existing rules (the "Proposed Rules") including a proposed Rule 14a-11 that would permit, in certain circumstances, shareholders to access company proxy materials for the purposes of nominating directors. The Proposed Rules provide, in pertinent part, that if either (1) at least one of a company's nominees for the board of directors received "withhold" votes from more than 35% of the votes cast at an annual meeting of security holders held after January 1, 2004, or (2) a security holder proposal providing that a company become subject to proposed Rule 14a-11 submitted by a security holder or group of security holders that held more than 1% of the securities entitled to vote on that proposal for at least one year as of the date the proposal was submitted receives more than 50% of the votes cast on that proposal at an annual meeting, then a security holder or group of security holders owning more than 5% in the aggregate of the company's voting securities for at least two years would be entitled to nominate a certain number of directors for election and the subject company would be required to include the names of such directors in its proxy statement. The Release states that "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals."

While the intent of the Proposal is not entirely clear (see Part IV below), the Sponsors may be attempting to create a nomination procedure triggering event under the Proposed Rules through adoption of a direct access proposal. The Sponsors, however, by their own admission collectively own less than 1% of the Company's voting stock, see Annex A, and hence are seeking to use the process set forth in proposed Rule 14a-11 despite their failure to meet all of the requirements of the proposed Rule 14a-11. The Sponsors therefore are not eligible to submit a "direct access proposal" under proposed Rule 14a-11.[1] Accordingly, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(8). See, e.g., Qwest Communications International Inc. (March 22, 2004) (permitting the exclusion of a similar shareholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal"); Verizon Communications Inc. (January 28, 2004) (same). In this regard, the proposed instruction to Rule 14a-8(i)(11) makes clear that only direct access proposals submitted by holders that held more than 1% of the Company's voting securities must be included. See Release n.76.

Accordingly, based upon Rule 14a-8(i)(8), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

III. The Proposal May Be Excluded Because It Relates to the Election of Directors

Because the Proposal does not qualify as a direct access proposal under the Proposed Rules, it should be treated as a proposal asking the Company to create its own process for shareholder access to the proxy statement. The Commission has made it clear that such proposals may be excluded. In footnote 74 of the Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that

[1] In addition to the Sponsors' being ineligible to submit a proposed Rule 14a-11 proposal, the Proposal does not comport with other requirements of proposed Rule 14a-11. In particular, the Proposal would only allow a "Nominating Shareholder" who held the Company's outstanding common shares for "over" two years to nominate up to a specified number of candidates, whereas the proposed Rule 14a-11 requires ownership merely for "at least" two years. As a result, the Proposal by the Sponsors would deprive those who hold the requisite number of shares of Company common stock for exactly two years to be a "Nominating Shareholder," contrary to the shareholder nomination procedure in the Commission's Proposed Rules, and, as a result, the Proposal is properly omitted under Rule 14a-8(i)(8). See, e.g., Qwest Communications International Inc. (March 22, 2004); Verizon Communications Inc. (January 28, 2004).

would have the effect of creating a security holder nomination procedure, *other than a direct access proposal*." (emphasis added). The Staff has found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a shareholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." Specifically, the Staff has found that shareholder proposals seeking to include shareholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Eastman Kodak Co. (February 28, 2003); see also, The Bank of New York Co., Inc. (February 28, 2003); AOL Time Warner Inc. (February 28, 2003); and Citigroup Inc. (April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding common stock). See also Storage Technology Corp. (March 22, 2002); General Motors Corp. (March 22, 2001); Oxford Health Plans, Inc. (February 23, 2000); The Coca-Cola Co. (January 24, 2000); Citigroup Inc. (January 21, 2000); BellSouth Corp. (February 4, 1998); and Unocal Corp. (February 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent, as stated in the Sponsors' supporting statement, is to provide shareholders with a means to create competition in director elections. Specifically, the Proposal provides that "Nominating Shareholders" may nominate candidates for the Company's board of directors (the "Board") and that the names of such candidates must be included in the Company's proxy statement. Because the Board intends to nominate a sufficient number of candidates for all available seats on the Board, and the Proposal urges the Company to include in its proxy statement nominees who are not nominated by the Board, the Proposal's implementation would necessarily result in contested director elections.

Accordingly, because the Proposal seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

IV. The Proposal May Be Excluded Because It Is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the omission of a proposal or any statement in support thereof if such proposal or statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 also prohibits a statement which "omits to state any material fact necessary in order to make [a statement] not false or misleading." While the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that materially false and misleading proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> - the company demonstrates objectively that a factual statement is materially false or misleading.
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

In their Proposal, the Sponsors state that they do not meet the 1% ownership requirement set forth in the Proposed Rules and that therefore the adoption of the Proposal would *not* automatically lead to the inclusion of candidates nominated by holders of more than 5% of the Company's voting securities. However, under proposed Rule 14a-11, the inclusion of candidates would be triggered by either one of two events: (1) more than 35% of the shareholders withheld their votes from any director at an annual meeting held after January 1, 2004; or (2) the shareholder proposal was submitted by holders of more than 1% of the outstanding shares and the proposal received more than 50% of the votes. Because the last annual meeting of the Company was held after January 1, 2004, and, as the Proposal's supporting statement notes, holders of more than 35% of shares withheld their votes from CEO Michael Eisner for his reelection, one of the two requirements for automatic inclusion of candidates has already been fulfilled in the Company's case. If the Proposal were to be treated as asking the Company to create its own process for shareholder access to the proxy statement on the terms of proposed Rule 14a-11, then the Proposal materially misleads by stating that "adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of [the Company]'s shareholders." If the Proposal were to be adopted under those circumstances and the Company applied the terms of proposed Rule 14a-11, the adoption of the Proposal would in fact lead to automatic inclusion.

The Proposal may also be excluded under Rule 14a-8(i)(3) because it is impermissibly vague. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what actions or measures would be taken if the proposal were implemented. See, e.g.,

The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite," where the company argued that neither the shareholders nor the company would know how to implement the proposal). The Proposal meets this standard. As noted above, it is not clear whether the Proposal (1) seeks to be a direct access proposal invoking proposed Rule 14a-11, or (2) requests the Company to create its own shareholder access process irrespective of whether proposed Rule 14a-11 is adopted by the Commission. Nor is it clear how the Company is to implement the Proposal, whether through bylaw amendments, Board policy or otherwise. And it is not clear what process the Company should adopt if the Commission adopts Rule 14a-11 on terms different from those proposed or described in the Proposal.[2] Therefore, neither the shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

Accordingly, based upon Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

---

[2] Indeed, the Company respectfully submits that the appropriate approach for the Staff to take is to permit the Commission's rulemaking process to proceed to its natural conclusion, rather than require the Company to include a shareholder proposal that may be inconsistent with the Commission's final rules (and is inconsistent with the Proposed Rules), especially given the impossibility of shareholders making an informed decision on a shareholder proposal with respect to a proposed rule that is subject to subsequent revision. See, e.g., Letter from the American Bar Association, Section of Business Law, Committee on Federal Regulation of Securities, to Jonathan G. Katz, Secretary, Securities and Exchange Commission (November 3, 2003).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

ANNEX A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

September 28, 2004

<u>VIA Overnight Mail and Telecopier (818) 560-1930</u>
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931
Attention: David K. Thompson, Senior Vice-President, Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant the 2004 proxy statement of The Walt Disney Company (the "Company"), the Plan, together with its co-sponsors (as described more fully below), intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 32,670 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. The Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The New York State Common Retirement Fund, California Public Employees' Retirement System (CalPERS), and the Illinois State Board of Investment)(together with the plan, "Co-Sponsors") are co-sponsoring this proposal. Each of the Co-Sponsors will notify the Company, by separate letter, of its intention to co-sponsor the proposal, and will provide the requisite proof of ownership.

The Proposal is attached. I represent that one of the Co-Sponsors, or an agent therefore, intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at (202) 429-5024.

Sincerely,

Gerald W. McEntee

GERALD W. McENTEE
Chairman

Attachment

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
CalPERS (916) 795-3675 FAX (916) 795-3659

September 28, 2004 OVERNIGHT MAIL

David K. Thompson, Senior Vice-President,
Deputy General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Re: Notice of Shareholder Proposal

Dear Mr. Thompson:

The purpose of this letter is to alert you that the California Public Employees' Retirement System is a co-sponsor of the shareholder proposal (enclosed) submitted by the American Federation of State, County and Municipal Employees Pension Plan (AFSCME). Pursuant to SEC Rule 14a-8, please include the proposal in the Company's proxy materials in connection with its next annual meeting. Please include CalPERS as a co-sponsor of the proposal in the proxy materials.[1]

Our submission of this proposal does not indicate that CalPERS and AFSCME and the other co-sponsors are closed to communication and negotiation regarding our collective concerns. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns are being addressed by the Company.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution/Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Patricia A. Burgess, Assistant Chief Counsel – CalPERS
Richard Ferlato, AFSCME

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 9,274,740 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned significantly more than $1,000,000 worth of Disney stock continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

ILLINOIS STATE BOARD OF INVESTMENT
180 North LaSalle Street, Suite 2015
Chicago, Illinois 60601
(312) 793-5718

September 28, 2004

VIA Overnight Mail and Telecopier (818) 560-1930

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Attention: David K. Thompson, Senior Vice-President,
Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

On behalf of the Illinois State Board of Investment ("Board"), I write to give notice that pursuant the 2004 proxy statement of The Walt Disney Company ("Company"), the Board, together with its co-sponsors (as described more fully below), intends to present the attached proposal ("Proposal") at the 2005 annual meeting of shareholders ("Annual Meeting"). The Board is the beneficial owner of more than $2,000 worth of shares of voting common stock ("Shares") of the Company, and has held the Shares for over one year. The Board intends to hold the Shares through the date on which the Annual Meeting is held. In accordance with SEC Rule 14a-8, our custodian bank will forward you evidence of our beneficial ownership.

The New York State Common Retirement Fund, California Public Employees' Retirement System (CalPERS), and the AFSCME Employees Pension Plan) (together with the Board, "Co-Sponsors") are co-sponsoring this proposal. Each of the Co-Sponsors will notify the Company, by separate letter, of its intention to co-sponsor the proposal, and will provide the requisite proof of ownership.

The proposal is attached. I represent that one of the Co-Sponsors, or an agent therefore, intends to appear in person or by proxy at the Annual Meeting to present the proposal. Please direct all questions or correspondence regarding the proposal to Mr. William R. Atwood.

Sincerely,

ILLNIOIS STATE BOARD OF INVESTMENT

Edward M. Smith
Chairman

Attachment
EMS:mjm

ALAN G. HEVESI
COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

September 28, 2004

Via Overnight Delivery and Telecopier (818) 560-1930

Mr. David K. Thompson
Senior Vice President, Deputy General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

Dear Mr. Thompson:

As Comptroller of New York State, I am the sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets in excess of $115 billion, including ownership of 8,241,897 shares in the Walt Disney Company.

I understand that a resolution requesting that the company become subject to the shareholder right of access to the company proxy for purposes of director nominations has been submitted by the AFSCME Employees Pension Plan for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

I believe that the Walt Disney Company should open its proxy material to shareholders for the purpose of nominating candidates for director in order to enhance shareholder input and board accountability.

The Fund has held more than $2000 worth of Walt Disney Company shares continuously for more than one year and it is our intention to maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, our custodian bank will forward to you evidence of our beneficial ownership.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office at 212-681-4490, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for over two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.

In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders ratifying those choices through their proxy ballots. Although shareholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponents of this proposal do not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders.

We believe that Disney's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders. Last year, holders of 45% of shares withheld their votes from CEO Michael Eisner for his reelection to Disney's board in a protest against Disney's unsatisfactory performance and the lack of independent leadership on the part of Disney's board. Subsequently, the board separated the positions of CEO and Chairman, and more recently, Mr. Eisner announced he would step down from his position as CEO, but not until 2006.

In our opinion, giving shareholders the ability to nominate director candidates on Disney's proxy statement will make Disney's board more responsive to shareholder interests. Such responsiveness is especially important now, in the context of a search for Mr. Eisner's successor. We also believe that allowing shareholders access to Disney's proxy materials may help strengthen the board's monitoring ability.

We urge shareholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

November 4, 2004

VIA Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The Walt Disney Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to The Walt Disney Company ("Disney" or the "Company") a shareholder proposal (the "Proposal") asking that Disney become subject to the shareholder right of access to the Company's proxy statement afforded in the Commission's proposed Rule 14a-11 (the "Proposed Rule") and setting forth the basic contours of the access right described in the Proposed Rule. The Proposal is co-sponsored by the New York State Common Retirement Fund, the California Public Employees Retirement System and the Illinois State Board of Investment (collectively, with the Plan, the "Proponents"). The Plan has been consulted with the other Proponents and they concur in the arguments made herein.

In a letter to the Commission dated October 15, 2004, Disney stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. Disney contends that it may omit the Proposal in reliance on Rule 14a-8(i)(8), as relating to the election of directors, and Rule 14a-8(i)(3), as containing materially false or misleading statements. Disney has failed to meet its burden of proving that omission is proper under either of those exclusions, and its request for no-action relief should accordingly be denied.

Election of Directors

Rule 14a-8(i)(8) permits a registrant to exclude from its proxy statement a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (This ground is referred to herein as the "Election Exclusion.") Disney is correct that the Staff, prior to the Commission's proposal of the Proposed Rule, had often (though not consistently) interpreted the Election Exclusion as allowing registrants to exclude proposals establishing a shareholder right of access to the company proxy statement for the purpose of nominating director candidates. Indeed, it was the Staff's issuance of no-action guidance to registrants in a series of proposals sponsored by the Plan (at Citigroup, Bank of New York and AOL Time Warner) that served as the catalyst for the Commission's reexamination of the director election process, which resulted in the proposal of the Proposed Rule.

However, the Proposed Rule carved out an exception to that Staff interpretation for proposals, like the Proposal, providing that registrants institute the proxy access regime contained in the Proposed Rule. The release in which the Commission proposed the Proposed Rule (the "Proposing Release") states that "a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11" will not be excludable under the Election Exclusion, although the Staff's interpretation of the Election Exclusion to proposals that are not "direct access" proposals but nonetheless would establish alternative security holder nomination procedures will be unaffected.[1]

Disney argues that because the Proponents do not own more than 1% of Disney's outstanding stock, which is necessary for approval of the Proposal to trigger shareholder access automatically under the Proposed Rule, the Election Exclusion continues to apply and compels exclusion of the Proposal. Put another way, Disney argues that a proposal that is not submitted by holders of more than 1% of shares is not a "direct access" proposal.[2] Neither the language of the Proposing Release nor the Staff's interpretation of it supports this reading.

The Proposing Release recognizes that a "direct access" proposal—one that seeks to establish the proxy access regime described in the Proposing Release—may be sponsored by a shareholder or group whose holdings do not qualify the proposal as an automatic trigger of proxy access if approved. Footnote 76 of the Proposing Release makes that clear, stating, "We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, where a company receives more than one 'direct access' security

[1] Securities Exchange Act Release No. 48626, "Security Holder Director Nominations," n.74 (Oct. 14, 2003).

2 Disney also contends in fn. 1 of the No-Action request that the Proposal is not a "direct access" proposal because it describes the Proposed Rule as affording access to shareholders that have held the requisite amount of stock for "over" two years, rather than "at least" two years, as expressed in the Proposing Release. Although the Proponents do not believe that this slight variation means the Proposal is not a direct access proposal within the meaning of the Proposing Release, the Proponents have submitted a revised proposal to Disney addressing this point. A copy of the revised proposal and cover letter is attached to this response.

holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities."[3] That footnote contemplates that proposals sponsored by holders of less than 1% would nonetheless qualify as direct access proposals, as long as they sought establishment of the access regime in the Proposed Rule.

The Staff rejected an argument identical to Disney's earlier this year in Qwest Communications International, Inc.[4] A group of Qwest shareholders who did not hold more than 1% of Qwest's shares submitted a proposal establishing a shareholder access procedure almost exactly like the one contained in the Proposed Rule. Qwest argued that the proposal could be excluded because it would not, as a result of the proponents' inadequate share ownership, automatically trigger access if approved. The proponents pointed to the language of the Proposing Release, and argued that it would not serve the Commission's policy objectives to exempt only those direct access proposals that would automatically trigger shareholder access from the operation of the Election Exclusion. The Staff declined to grant the requested relief.

Disney relies on the letter issued by the Staff granting Qwest's request for reconsideration, but that letter is inapposite. On reconsideration, Qwest drew the Staff's attention to the fact that the shareholder access procedure described in the proposal deviated slightly from that in the Proposed Rule and was thus excludable on that basis. In other words, the Qwest proposal was not a "direct access" proposal, but rather an attempt to establish a competing shareholder access regime.

The Staff was even more explicit on this point in its response to Verizon Corporation,[5] also cited by Disney. The proposal submitted to Verizon was identical to the one at issue in Qwest. The Staff allowed exclusion, and explained its reasoning, making clear that a proposal can be a "direct access" proposal—and thus not excludable under the Election Exclusion—even if it was not submitted by holders of more than 1% of the company's stock.

> [W]e note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. As such, the proposal is not a "direct access proposal" as described in Exchange Act Release Number 34-48626 (October 14, 2003).

The flaw the Staff found to be fatal in the Qwest and Verizon proposals is not present here. Most important, the Proposal specifically states that Disney should adopt the right of access described in the Proposed Rule. The proposals at issue in Verizon and Qwest did not do so. The components of that access right are described generally in the

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[3] Id. n.76.
[4] 2004 SEC No-Act. LEXIS 388 (Feb. 23, 2004).
[5] 2004 SEC No-Act. LEXIS 200 (Jan. 28, 2004).

Proposal. Accordingly, Disney is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(8).

False or Misleading Statements

Disney claims that the Proposal is materially false or misleading for two reasons. First, Disney points to the following portion of the supporting statement: "The proponents of this proposal do not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders."

Disney seems to fault the Proposal for not also stating that Disney has already triggered shareholder access under the Proposed Rule because holders of more than 35% of shares withheld votes from CEO and director Michael Eisner at the 2004 annual meeting of shareholders. Although Disney's argument is difficult to parse, it appears to contend that because the over 35% "withhold" vote would automatically trigger access, the statement regarding shareholder approval of the Proposal is misleading.

This argument is specious. The language to which Disney objects was included in the supporting statement to ensure that shareholders understand that approval of the Proposal would not automatically trigger the right of access described in the Proposed Rule. The Proposal need not describe the operation of other triggers, which Disney is free to include in its opposition statement if it believes such discussion would be persuasive to shareholders.

Disney also claims the Proposal is impermissibly vague because it is not clear whether the Proposal is intended to stand on its own or whether it is intended to have effect only if the Proposed Rule is adopted in its current form. This distinction is irrelevant to shareholders voting on the Proposal, however, because the Proposal would not automatically trigger application of the Proposed Rule. Instead, regardless of the fate of the Proposed Rule, Disney's board would have to implement the Proposal voluntarily by adoption of a bylaw or policy. The Proposal clearly asks Disney to adopt a regime that tracks the one set forth by the Commission in the Proposing Release, and sets forth enough detail that shareholders understand what they are being asked to consider.

Finally, Disney urges that the "appropriate approach" for the Staff to take is to "permit the Commission's rulemaking process to proceed to its natural conclusion" rather than allow shareholders to take up the issue of shareholder access on a company-by-company basis. In fact, two companies of which the Plan is aware—Apria Healthcare and Hanover Compressor—have adopted shareholder access regimes without waiting for a rule from the Commission. There is no harm in companies voluntarily experimenting with different nomination and election systems in the absence of a Commission rule, and the Plan believes that such innovation would be particularly appropriate and welcome at Disney.

* * * *

To conclude, Disney has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(8) or (i)(3) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

CJ/RF:sf
Attachment

cc: Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
Fax # 212-403-2000

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 4, 2004

VIA Overnight Mail and Telecopier (818) 560-1930

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931
Attention: David K. Thompson, Senior Vice-President, Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

As you know, the AFSCME Employees Pension Plan, the New York State Common Retirement Fund, the California Public Employees Retirement System and the Illinois State Board of Investment (collectively, the "Proponents") submitted a shareholder proposal (the "Proposal") for consideration at The Walt Disney Company's ("Disney's") 2005 annual meeting of shareholders (the "2005 Annual Meeting"), asking Disney's board of directors to make Disney subject to the shareholder right of access to the company proxy statement described in Rule 14a-11 (the "Proposed Rule") as proposed by the Securities and Exchange Commission ("SEC").

Disney has asked the SEC Staff to permit Disney to omit the Proposal from its proxy materials provided to shareholders in connection with the 2005 Annual Meeting, arguing, among other things, that the Proposal diverges slightly from the contours of the access right set forth in the Proposed Rule. Specifically, Disney complains that the Proposal refers to a right of access for shareholders that have held a specified amount of company securities for "over" two years, while the Proposed Rule refers to shareholders that have held those securities for "at least" two years.

Although the Proponents believe that this difference does not disqualify the Proposal from being considered a "direct access" proposal--especially since the Proposal would not automatically trigger access and thus is precatory in nature--we are enclosing a revised Proposal that changes "over" to "at least" in the interest of avoiding confusion. We believe that this revision addresses

Disney's concerns. A copy of this letter and the revised Proposal is being furnished to the SEC Staff together with the Proponents' response to Disney's request for SEC Staff no-action relief.

If you have any questions, please do not hesitate to contact me on (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

CJ/RF:sf
Attachment

RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for at least two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.

In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders ratifying those choices through their proxy ballots. Although shareholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal does not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders.

We believe that Disney's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders. Last year, holders of 45% of shares withheld their votes from CEO Michael Eisner for his reelection to Disney's board in a protest against Disney's lackluster performance and the lack of independent leadership on the part of Disney's board. Subsequently, the board separated the positions of CEO and chairman, and more recently, Mr. Eisner announced he would step down from his position as CEO, but not until 2006.

In our opinion, giving shareholders the ability to nominate director candidates on Disney's proxy statement will make Disney's board more responsive to shareholder interests. Such responsiveness is especially important now, in the context of a search for Mr. Eisner's successor. We also believe that allowing shareholders access to Disney's proxy materials may help strengthen the board's monitoring ability.

We urge shareholders to vote for this proposal.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

November 23, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees, et al., for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), in response to the November 4, 2004 letter from the American Federation of State, County and Municipal Employees ("AFSCME") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") sponsored by AFSCME and co-sponsored by the New York State Common Retirement Fund, the California Public Employees' Retirement System and the Illinois State Board of Investment (together with AFSCME, the "Sponsors") for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). A copy of the Sponsors' response letter dated November 4, 2004 is attached hereto as Annex A (the "Sponsors' Response Letter").

On October 15, 2004, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials. The Sponsors' Response Letter is the response of the Sponsors to the Request Letter.[1]

We are of the view that the Sponsors' arguments, as set forth in the Sponsors' Response Letter, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2005 Proxy Materials for the reasons given in the Request Letter: Rule 14a-8(i)(3) and Rule 14a-8(i)(8). The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring to the Staff's attention certain items presented in the Sponsors' Response Letter.

I. The Proposal May Be Excluded Because It Is Not a "Direct Access Proposal" Contemplated by Proposed Rule 14a-11

In the Request Letter, we pointed to the fact that the Proposal is not a "direct access" proposal under proposed Rule 14a-11 and is thus excludable pursuant to Rule 14a-8(i)(8). In particular, we noted that, contrary to the requirements of proposed Rule 14a-11, the Sponsors do not own the requisite "more than 1%" of the Company's voting stock necessary for shareholder submission of a direct access proposal. In addition, we noted that, contrary to the shareholder eligibility standard in paragraph (b) of proposed Rule 14a-11, the Proposal would only allow a "Nominating Shareholder" who held the Company's outstanding common shares for "over" two years to nominate up to a specified number of candidates; proposed Rule 14a-11, however, only requires ownership for "at least" two years.[2] The Sponsors' attempt at deflecting our arguments is unpersuasive and fails to address the clear, recent precedent excluding proposals that relate to the exclusion of shareholder proposals that are not direct access proposals under proposed Rule 14a-11.

The Sponsors appear to argue that the Commission, by proposing Rule 14a-11, has overturned the long-standing position that shareholder proposals requesting a company to include shareholder nominees on the Company's proxy may be excluded, albeit only to the limited extent that the shareholder proposal requests the Company to follow the provisions of proposed Rule 14a-11. The Sponsors therefore argue that their Proposal must be included

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1 Although Rule 14a-8(k) requires that the Sponsors furnish the Company with a copy of the Sponsors' Response Letter sent to the Commission, the Company did not receive a copy of the Sponsors' Response Letter, dated November 4, 2004, until November 18, 2004.

2 As a sampling of support, we cited the recent no-action precedents of *Qwest Communications International, Inc.* (March 22, 2004) and *Verizon Corporation* (January 28, 2004).

because it merely requests the Company to allow shareholder nominees that would be allowed by proposed Rule 14a-11. The Sponsors are wrong on both counts.

First, until the Commission has adopted a new rule, there is no basis for changing the Commission's long-standing position permitting exclusion of proposals requesting inclusion of shareholder nominees on the Company's proxy. Of course, proposed Rule 14a-11 has not yet been adopted even though it was proposed over a year ago, and it has been the subject of intense debate outside the Commission and apparent disagreement on the Commission.[3] Until the issues raised by the Commission's proposal are resolved by Commission action, the plain meaning of existing Rule 14a-8(i)(8) should not be ignored by requiring inclusion of proposals like that of the Sponsors that deal directly with the election of directors. The Sponsors suggest that the Commission's proposing release specifically permitted proposals like theirs before the proposed rule is adopted. But the portion of the release cited by the Sponsors very clearly applies only to proposals made "by a security holder or group of security holders that held more than 1% of the company's securities."[4] The release did not address other proposals relating to shareholder nominations. In particular, the release did not in any way suggest that proposals requesting an issuer to permit shareholder nominees *whether or not the rule is adopted*—as opposed to requiring shareholder nominees under the rule *if the rule is adopted—should* be permitted.[5]

The Sponsors also are mistaken in their reliance on footnote 76 of the Release. Footnote 76 simply notes that proposed Rule 14a-11 would include an instruction to the effect

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3 See *The Wall Street Journal, Moving the Market: SEC Is Stymied on a Final Rule For Shareholder Access to Ballot* (Phyllis Plitch, Dow Jones Newswires, October 11, 2004) (quoting Commission Chairman William Donaldson, "We don't have any agreement right now on the Commission.").

4 Text of Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release") at note 74.

5 Indeed, note 74 to the Release, which is discussed in the Request Letter, states the Commission's position that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal (as described above)." (emphasis added). The Staff has found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a shareholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." Specifically, the Staff has found that shareholder proposals seeking to include shareholder nominees in the company's proxy materials, such as the Proposal, may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *Eastman Kodak Co.* (February 28, 2003); see also, *The Bank of New York Co., Inc.* (February 28, 2003); *AOL Time Warner Inc.* (February 28, 2003); and *Citigroup Inc.* (April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding common stock). See also *Storage Technology Corp.* (March 22, 2002); *General Motors Corp.* (March 22, 2001); *Oxford Health Plans, Inc.* (February 23, 2000); *The Coca-Cola Co.* (January 24, 2000); *Citigroup Inc.* (January 21, 2000); *BellSouth Corp.* (February 4, 1998); and *Unocal Corp.* (February 8, 1991).

that a company may not exclude a duplicative direct access proposal made by a holder of more than 1% of the company's securities. The instruction referred to notes that an earlier submitted proposal from a less than 1% holder may be excluded—it does not in any way suggest that if a duplicative proposal is not submitted, the proposal by a less than 1% holder must be included. In any event, neither footnote 76 nor the proposed instruction it refers to is as yet effective, and therefore they provide no basis for requiring inclusion of the Sponsors' Proposal.

The Sponsors also inappropriately cite the Staff's initial response, dated February 23, 2004, to a no-action request by Qwest as support for its erroneous contention that "[t]he Staff rejected an argument identical to Disney's." According to the Sponsors, such a contention is supported because "Qwest argued that the proposal could be excluded because it would not, as a result of the proponents' inadequate share ownership, automatically trigger access if approved." In fact, Qwest made this argument only after the Staff's initial rejection in its February 23, 2004 response.[6] Indeed, Qwest first made the argument that the sponsors of its resolution held an inadequate number of shares in its *successful* request for reconsideration. See Qwest Communications International, Inc. (March 22, 2004).[7]

Second, even if it were appropriate now to require inclusion of a request to institute a shareholder nomination regime that conforms to proposed Rule 14a-11, the Proposal simply does not conform to the proposed Rule 14a-11. Apparently recognizing that the Proposal's definition of "Nominating Shareholder" is contrary to the shareholder eligibility standard contemplated by Rule 14a-11—and thus *per se* excludable pursuant to Rule 14a-8(i)(8)—the Sponsors have inappropriately attempted to unilaterally revise the Proposal. For one, the Company neither accepts nor acknowledges the Sponsors' belated attempt at remedying this one aspect of the Proposal's numerous deficiencies. Thus, pursuant to Staff Legal Bulletin 14 (July 13, 2001), the Company asks the Staff to "base [its] response on the proposal contained in the company's original no-action request." Indeed, in *Qwest Communications International, Inc.* (March 22, 2004), the proponent of a shareholder proposal attempted to make just such a unilateral revision to its proposal so as to qualify as a direct access proposal.[8] The Staff, in

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6 In its initial request, Qwest merely listed a number of precedents that permitted exclusion under Rule 14a-8(i)(8).

7 Further, by citing *Verizon Corporation*, the Sponsors again wrongly point to a precedent where the Staff *concurred* with a company seeking to exclude the shareholder proposal. In *Verizon*, the Staff allowed exclusion because the proposal's definition of "Qualified Shareholder" did not precisely track the shareholder eligibility requirement of proposed Rule 14a-11. However, nowhere in the Staff's response is there any mention of the 1% threshold requirement at issue here.

8 For instance, in its March 19, 2004 letter submitted to the Staff, the proponent in *Qwest* stated: "In the interest of clarity, however, and should the Division deem it necessary, the proponents are willing to amend the resolution to say 'more than 5%' in lieu of 'at least 5%' in the last paragraph of the resolution." In addition, in the proponent's unsuccessful request for reconsideration, dated March 29, 2004, the proponent in *Qwest* reiterated its offer to revise its proposal and stated: "[T]he proponents note that their letter dated 19 March 2004 offered to amend the proposal to substitute 'more than' five percent in lieu of 'at least' five percent . . . . The proponents re-

allowing exclusion of the proposal for failing to qualify as a direct access proposal, rejected the proponent's attempt to revise its shareholder proposal.

Moreover, the Sponsors' submission of the revised proposal is tantamount to the submission of a second shareholder proposal. As such, the revised proposal is excludable pursuant to both Rule 14a-8(c) (which precludes the submission by a shareholder of more than one proposal) and Rule 14a-8(e) (which precludes the submission by a shareholder of a proposal subsequent to the Company's deadline for submitting shareholder proposals). See, e.g., Staff Legal Bulletin 14 (July 13, 2001) (explaining that, in addition to the Staff's position that it will not address revised proposals, "it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.").

In short, the Sponsors' Response Letter does nothing to respond to the clear, recent precedent excluding proposals that relate to the exclusion of shareholder proposals that are not direct access proposals under proposed Rule 14a-11. We continue to believe, and respectfully ask that the Staff concur, that the Proposal can be excluded under Rule 14a-8(i)(8) because the Proposal is not a direct access proposal and therefore would have the effect of impermissibly creating a shareholder nomination procedure that is different from the procedure in proposed Rule 14a-11.

II. The Proposal May Be Excluded Because It Is Materially False and Misleading

The Sponsors do little to refute our argument in the Request Letter that the Proposal is materially false and misleading and therefore should be excluded under Rule 14a-8(i)(3) for violating Rule 14a-9. Instead, the Sponsors simply repeat the false assertion that "approval of the Proposal would not automatically trigger the right of access described in the Proposed Rule." However, because proposed Rule 14a-11's 35% shareholder-vote trigger for inclusion of candidates has already been met, if the Proposal were adopted as the Sponsors request and the Company applied the terms of proposed Rule 14a-11, the fact that the Sponsors do not hold 1% of the shares would be irrelevant and adoption of the Proposal would indeed lead to automatic inclusion.

The Sponsors also claim that the vagueness of the Proposal—*i.e.*, the ambiguity as to whether it seeks to be a direct access proposal invoking proposed Rule 14a-11 or requests the Company to create its own process—is irrelevant to the shareholders. Quite the contrary, this distinction is highly relevant to the shareholders. The terms of proposed Rule 14a-11 have not been finalized. If the Proposal seeks to invoke the proposed rule, then the meaning of a vote could be very different (depending on whether the rule is ultimately adopted and in what form)

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iterate the offer and urge the Division to advise Qwest that the proposal may not be omitted if the resolution is amended accordingly." The Staff disregarded the attempted revision and denied the proponent's request for reconsideration. See *Qwest Communications International, Inc.* (April 2, 2004).

than if the Proposal requests that the Company create a process along the lines of the current proposal.[9] It is therefore simply not true that shareholders could make an informed decision with respect to a proposed rule that is subject to subsequent revision.

III. Conclusion

For the reasons outlined above and in the Request Letter, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

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9 We note that because the Proposal is inconsistent with proposed Rule 14a-11 in its current form and will almost certainly differ from whatever final rule is adopted by the Commission, the Proposal would subject the Company to conflicting obligations once the rule is adopted and therefore is also excludable pursuant to Rule 14a-8(i)(3) as a violation of the proxy rules, *see ConAgra Foods Inc.* (July 1, 2004) (allowing exclusion of proposal pursuant to Rule 14a-8(i)(3)) or Rule 14a-8(i)(2) as a violation of law, *see Avaya, Inc.* (October 14, 2004) (allowing exclusion of proposal pursuant to Rule 14a-8(i)(2)).

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 4, 2004

VIA Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The Walt Disney Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to The Walt Disney Company ("Disney" or the "Company") a shareholder proposal (the "Proposal") asking that Disney become subject to the shareholder right of access to the Company's proxy statement afforded in the Commission's proposed Rule 14a-11 (the "Proposed Rule") and setting forth the basic contours of the access right described in the Proposed Rule. The Proposal is co-sponsored by the New York State Common Retirement Fund, the California Public Employees Retirement System and the Illinois State Board of Investment (collectively, with the Plan, the "Proponents"). The Plan has been consulted with the other Proponents and they concur in the arguments made herein.

In a letter to the Commission dated October 15, 2004, Disney stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. Disney contends that it may omit the Proposal in reliance on Rule 14a-8(i)(8), as relating to the election of directors, and Rule 14a-8(i)(3), as containing materially false or misleading statements. Disney has failed to meet its burden of proving that omission is proper under either of those exclusions, and its request for no-action relief should accordingly be denied.

Election of Directors

Rule 14a-8(i)(8) permits a registrant to exclude from its proxy statement a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (This ground is referred to herein as the "Election Exclusion.") Disney is correct that the Staff, prior to the Commission's proposal of the Proposed Rule, had often (though not consistently) interpreted the Election Exclusion as allowing registrants to exclude proposals establishing a shareholder right of access to the company proxy statement for the purpose of nominating director candidates. Indeed, it was the Staff's issuance of no-action guidance to registrants in a series of proposals sponsored by the Plan (at Citigroup, Bank of New York and AOL Time Warner) that served as the catalyst for the Commission's reexamination of the director election process, which resulted in the proposal of the Proposed Rule.

However, the Proposed Rule carved out an exception to that Staff interpretation for proposals, like the Proposal, providing that registrants institute the proxy access regime contained in the Proposed Rule. The release in which the Commission proposed the Proposed Rule (the "Proposing Release") states that "a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11" will not be excludable under the Election Exclusion, although the Staff's interpretation of the Election Exclusion to proposals that are not "direct access" proposals but nonetheless would establish alternative security holder nomination procedures will be unaffected.[1]

Disney argues that because the Proponents do not own more than 1% of Disney's outstanding stock, which is necessary for approval of the Proposal to trigger shareholder access automatically under the Proposed Rule, the Election Exclusion continues to apply and compels exclusion of the Proposal. Put another way, Disney argues that a proposal that is not submitted by holders of more than 1% of shares is not a "direct access" proposal.[2] Neither the language of the Proposing Release nor the Staff's interpretation of it supports this reading.

The Proposing Release recognizes that a "direct access" proposal—one that seeks to establish the proxy access regime described in the Proposing Release—may be sponsored by a shareholder or group whose holdings do not qualify the proposal as an automatic trigger of proxy access if approved. Footnote 76 of the Proposing Release makes that clear, stating, "We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, where a company receives more than one 'direct access' security

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1 Securities Exchange Act Release No. 48626, "Security Holder Director Nominations," n.74 (Oct. 14, 2003).

2 Disney also contends in fn. 1 of the No-Action request that the Proposal is not a "direct access" proposal because it describes the Proposed Rule as affording access to shareholders that have held the requisite amount of stock for "over" two years, rather than "at least" two years, as expressed in the Proposing Release. Although the Proponents do not believe that this slight variation means the Proposal is not a direct access proposal within the meaning of the Proposing Release, the Proponents have submitted a revised proposal to Disney addressing this point. A copy of the revised proposal and cover letter is attached to this response.

holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities."[3] That footnote contemplates that proposals sponsored by holders of less than 1% would nonetheless qualify as direct access proposals, as long as they sought establishment of the access regime in the Proposed Rule.

The Staff rejected an argument identical to Disney's earlier this year in Qwest Communications International, Inc.[4] A group of Qwest shareholders who did not hold more than 1% of Qwest's shares submitted a proposal establishing a shareholder access procedure almost exactly like the one contained in the Proposed Rule. Qwest argued that the proposal could be excluded because it would not, as a result of the proponents' inadequate share ownership, automatically trigger access if approved. The proponents pointed to the language of the Proposing Release, and argued that it would not serve the Commission's policy objectives to exempt only those direct access proposals that would automatically trigger shareholder access from the operation of the Election Exclusion. The Staff declined to grant the requested relief.

Disney relies on the letter issued by the Staff granting Qwest's request for reconsideration, but that letter is inapposite. On reconsideration, Qwest drew the Staff's attention to the fact that the shareholder access procedure described in the proposal deviated slightly from that in the Proposed Rule and was thus excludable on that basis. In other words, the Qwest proposal was not a "direct access" proposal, but rather an attempt to establish a competing shareholder access regime.

The Staff was even more explicit on this point in its response to Verizon Corporation,[5] also cited by Disney. The proposal submitted to Verizon was identical to the one at issue in Qwest. The Staff allowed exclusion, and explained its reasoning, making clear that a proposal can be a "direct access" proposal—and thus not excludable under the Election Exclusion—even if it was not submitted by holders of more than 1% of the company's stock.

> [W]e note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. As such, the proposal is not a "direct access proposal" as described in Exchange Act Release Number 34-48626 (October 14, 2003).

The flaw the Staff found to be fatal in the Qwest and Verizon proposals is not present here. Most important, the Proposal specifically states that Disney should adopt the right of access described in the Proposed Rule. The proposals at issue in Verizon and Qwest did not do so. The components of that access right are described generally in the

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[3] Id. n.76.
[4] 2004 SEC No-Act. LEXIS 388 (Feb. 23, 2004).
[5] 2004 SEC No-Act. LEXIS 200 (Jan. 28, 2004).

Proposal. Accordingly, Disney is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(8).

False or Misleading Statements

Disney claims that the Proposal is materially false or misleading for two reasons. First, Disney points to the following portion of the supporting statement: "The proponents of this proposal do not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders."

Disney seems to fault the Proposal for not also stating that Disney has already triggered shareholder access under the Proposed Rule because holders of more than 35% of shares withheld votes from CEO and director Michael Eisner at the 2004 annual meeting of shareholders. Although Disney's argument is difficult to parse, it appears to contend that because the over 35% "withhold" vote would automatically trigger access, the statement regarding shareholder approval of the Proposal is misleading.

This argument is specious. The language to which Disney objects was included in the supporting statement to ensure that shareholders understand that approval of the Proposal would not automatically trigger the right of access described in the Proposed Rule. The Proposal need not describe the operation of other triggers, which Disney is free to include in its opposition statement if it believes such discussion would be persuasive to shareholders.

Disney also claims the Proposal is impermissibly vague because it is not clear whether the Proposal is intended to stand on its own or whether it is intended to have effect only if the Proposed Rule is adopted in its current form. This distinction is irrelevant to shareholders voting on the Proposal, however, because the Proposal would not automatically trigger application of the Proposed Rule. Instead, regardless of the fate of the Proposed Rule, Disney's board would have to implement the Proposal voluntarily by adoption of a bylaw or policy. The Proposal clearly asks Disney to adopt a regime that tracks the one set forth by the Commission in the Proposing Release, and sets forth enough detail that shareholders understand what they are being asked to consider.

Finally, Disney urges that the "appropriate approach" for the Staff to take is to "permit the Commission's rulemaking process to proceed to its natural conclusion" rather than allow shareholders to take up the issue of shareholder access on a company-by-company basis. In fact, two companies of which the Plan is aware—Apria Healthcare and Hanover Compressor—have adopted shareholder access regimes without waiting for a rule from the Commission. There is no harm in companies voluntarily experimenting with different nomination and election systems in the absence of a Commission rule, and the Plan believes that such innovation would be particularly appropriate and welcome at Disney.

* * * *

To conclude, Disney has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(8) or (i)(3) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

CJ/RF:sf
Attachment

cc: Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
Fax # 212-403-2000

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 4, 2004

VIA Overnight Mail and Telecopier (818) 560-1930

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931
Attention: David K. Thompson, Senior Vice-President, Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

As you know, the AFSCME Employees Pension Plan, the New York State Common Retirement Fund, the California Public Employees Retirement System and the Illinois State Board of Investment (collectively, the "Proponents") submitted a shareholder proposal (the "Proposal") for consideration at The Walt Disney Company's ("Disney's") 2005 annual meeting of shareholders (the "2005 Annual Meeting"), asking Disney's board of directors to make Disney subject to the shareholder right of access to the company proxy statement described in Rule 14a-11 (the "Proposed Rule") as proposed by the Securities and Exchange Commission ("SEC").

Disney has asked the SEC Staff to permit Disney to omit the Proposal from its proxy materials provided to shareholders in connection with the 2005 Annual Meeting, arguing, among other things, that the Proposal diverges slightly from the contours of the access right set forth in the Proposed Rule. Specifically, Disney complains that the Proposal refers to a right of access for shareholders that have held a specified amount of company securities for "over" two years, while the Proposed Rule refers to shareholders that have held those securities for "at least" two years.

Although the Proponents believe that this difference does not disqualify the Proposal from being considered a "direct access" proposal--especially since the Proposal would not automatically trigger access and thus is precatory in nature--we are enclosing a revised Proposal that changes "over" to "at least" in the interest of avoiding confusion. We believe that this revision addresses

Disney's concerns. A copy of this letter and the revised Proposal is being furnished to the SEC Staff together with the Proponents' response to Disney's request for SEC Staff no-action relief.

If you have any questions, please do not hesitate to contact me on (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

CJ/RF:sf
Attachment

RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for at least two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.

In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders ratifying those choices through their proxy ballots. Although shareholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal does not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders.

We believe that Disney's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders. Last year, holders of 45% of shares withheld their votes from CEO Michael Eisner for his reelection to Disney's board in a protest against Disney's lackluster performance and the lack of independent leadership on the part of Disney's board. Subsequently, the board separated the positions of CEO and chairman, and more recently, Mr. Eisner announced he would step down from his position as CEO, but not until 2006.

In our opinion, giving shareholders the ability to nominate director candidates on Disney's proxy statement will make Disney's board more responsive to shareholder interests. Such responsiveness is especially important now, in the context of a search for Mr. Eisner's successor. We also believe that allowing shareholders access to Disney's proxy materials may help strengthen the board's monitoring ability.

We urge shareholders to vote for this proposal.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees, et al., for Inclusion in the 2005 Proxy Statement of The Walt Disney Company.**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") sponsored by the American Federation of State, County and Municipal Employees ("AFSCME") and co-sponsored by the New York State Common Retirement Fund, the California Public Employees' Retirement System and the Illinois State Board of Investment (together with AFSCME, the "Sponsors"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Sponsors of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I. <u>The Proposal Presented by the Sponsors</u>

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for over two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.
>
> In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

II. <u>The Proposal May Be Excluded Because It Is Not a "Direct Access Proposal" Contemplated by Proposed Rule 14a-11</u>

On October 14, 2003, in Release No. 34-48626 (the "Release"), the Commission announced proposed rules and amendments to existing rules (the "Proposed Rules") including a proposed Rule 14a-11 that would permit, in certain circumstances, shareholders to access company proxy materials for the purposes of nominating directors. The Proposed Rules provide, in pertinent part, that if either (1) at least one of a company's nominees for the board of directors received "withhold" votes from more than 35% of the votes cast at an annual meeting of security holders held after January 1, 2004, or (2) a security holder proposal providing that a company become subject to proposed Rule 14a-11 submitted by a security holder or group of security holders that held more than 1% of the securities entitled to vote on that proposal for at least one year as of the date the proposal was submitted receives more than 50% of the votes cast on that proposal at an annual meeting, then a security holder or group of security holders owning more than 5% in the aggregate of the company's voting securities for at least two years would be entitled to nominate a certain number of directors for election and the subject company would be required to include the names of such directors in its proxy statement. The Release states that "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals."

While the intent of the Proposal is not entirely clear (see Part IV below), the Sponsors may be attempting to create a nomination procedure triggering event under the Proposed Rules through adoption of a direct access proposal. The Sponsors, however, by their own admission collectively own less than 1% of the Company's voting stock, see Annex A, and hence are seeking to use the process set forth in proposed Rule 14a-11 despite their failure to meet all of the requirements of the proposed Rule 14a-11. The Sponsors therefore are not eligible to submit a "direct access proposal" under proposed Rule 14a-11.[1] Accordingly, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(8). See, e.g., Qwest Communications International Inc. (March 22, 2004) (permitting the exclusion of a similar shareholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal"); Verizon Communications Inc. (January 28, 2004) (same). In this regard, the proposed instruction to Rule 14a-8(i)(11) makes clear that only direct access proposals submitted by holders that held more than 1% of the Company's voting securities must be included. See Release n.76.

Accordingly, based upon Rule 14a-8(i)(8), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

III. The Proposal May Be Excluded Because It Relates to the Election of Directors

Because the Proposal does not qualify as a direct access proposal under the Proposed Rules, it should be treated as a proposal asking the Company to create its own process for shareholder access to the proxy statement. The Commission has made it clear that such proposals may be excluded. In footnote 74 of the Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that

---

[1] In addition to the Sponsors' being ineligible to submit a proposed Rule 14a-11 proposal, the Proposal does not comport with other requirements of proposed Rule 14a-11. In particular, the Proposal would only allow a "Nominating Shareholder" who held the Company's outstanding common shares for "over" two years to nominate up to a specified number of candidates, whereas the proposed Rule 14a-11 requires ownership merely for "at least" two years. As a result, the Proposal by the Sponsors would deprive those who hold the requisite number of shares of Company common stock for exactly two years to be a "Nominating Shareholder," contrary to the shareholder nomination procedure in the Commission's Proposed Rules, and, as a result, the Proposal is properly omitted under Rule 14a-8(i)(8). See, e.g., Qwest Communications International Inc. (March 22, 2004); Verizon Communications Inc. (January 28, 2004).

would have the effect of creating a security holder nomination procedure, *other than a direct access proposal*." (emphasis added). The Staff has found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a shareholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." Specifically, the Staff has found that shareholder proposals seeking to include shareholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Eastman Kodak Co. (February 28, 2003); see also, The Bank of New York Co., Inc. (February 28, 2003); AOL Time Warner Inc. (February 28, 2003); and Citigroup Inc. (April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding common stock). See also Storage Technology Corp. (March 22, 2002); General Motors Corp. (March 22, 2001); Oxford Health Plans, Inc. (February 23, 2000); The Coca-Cola Co. (January 24, 2000); Citigroup Inc. (January 21, 2000); BellSouth Corp. (February 4, 1998); and Unocal Corp. (February 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent, as stated in the Sponsors' supporting statement, is to provide shareholders with a means to create competition in director elections. Specifically, the Proposal provides that "Nominating Shareholders" may nominate candidates for the Company's board of directors (the "Board") and that the names of such candidates must be included in the Company's proxy statement. Because the Board intends to nominate a sufficient number of candidates for all available seats on the Board, and the Proposal urges the Company to include in its proxy statement nominees who are not nominated by the Board, the Proposal's implementation would necessarily result in contested director elections.

Accordingly, because the Proposal seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

IV. The Proposal May Be Excluded Because It Is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the omission of a proposal or any statement in support thereof if such proposal or statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 also prohibits a statement which "omits to state any material fact necessary in order to make [a statement] not false or misleading." While the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that materially false and misleading proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> - the company demonstrates objectively that a factual statement is materially false or misleading.
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

In their Proposal, the Sponsors state that they do not meet the 1% ownership requirement set forth in the Proposed Rules and that therefore the adoption of the Proposal would *not* automatically lead to the inclusion of candidates nominated by holders of more than 5% of the Company's voting securities. However, under proposed Rule 14a-11, the inclusion of candidates would be triggered by either one of two events: (1) more than 35% of the shareholders withheld their votes from any director at an annual meeting held after January 1, 2004; or (2) the shareholder proposal was submitted by holders of more than 1% of the outstanding shares and the proposal received more than 50% of the votes. Because the last annual meeting of the Company was held after January 1, 2004, and, as the Proposal's supporting statement notes, holders of more than 35% of shares withheld their votes from CEO Michael Eisner for his reelection, one of the two requirements for automatic inclusion of candidates has already been fulfilled in the Company's case. If the Proposal were to be treated as asking the Company to create its own process for shareholder access to the proxy statement on the terms of proposed Rule 14a-11, then the Proposal materially misleads by stating that "adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of [the Company]'s shareholders." If the Proposal were to be adopted under those circumstances and the Company applied the terms of proposed Rule 14a-11, the adoption of the Proposal would in fact lead to automatic inclusion.

The Proposal may also be excluded under Rule 14a-8(i)(3) because it is impermissibly vague. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what actions or measures would be taken if the proposal were implemented. See, e.g.,

The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite," where the company argued that neither the shareholders nor the company would know how to implement the proposal). The Proposal meets this standard. As noted above, it is not clear whether the Proposal (1) seeks to be a direct access proposal invoking proposed Rule 14a-11, or (2) requests the Company to create its own shareholder access process irrespective of whether proposed Rule 14a-11 is adopted by the Commission. Nor is it clear how the Company is to implement the Proposal, whether through bylaw amendments, Board policy or otherwise. And it is not clear what process the Company should adopt if the Commission adopts Rule 14a-11 on terms different from those proposed or described in the Proposal.[2] Therefore, neither the shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

Accordingly, based upon Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

---

[2] Indeed, the Company respectfully submits that the appropriate approach for the Staff to take is to permit the Commission's rulemaking process to proceed to its natural conclusion, rather than require the Company to include a shareholder proposal that may be inconsistent with the Commission's final rules (and is inconsistent with the Proposed Rules), especially given the impossibility of shareholders making an informed decision on a shareholder proposal with respect to a proposed rule that is subject to subsequent revision. See, e.g., Letter from the American Bar Association, Section of Business Law, Committee on Federal Regulation of Securities, to Jonathan G. Katz, Secretary, Securities and Exchange Commission (November 3, 2003).

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Pamela S. Seymon

ANNEX A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

September 28, 2004

<u>VIA Overnight Mail and Telecopier (818) 560-1930</u>
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931
Attention: David K. Thompson, Senior Vice-President, Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant the 2004 proxy statement of The Walt Disney Company (the "Company"), the Plan, together with its co-sponsors (as described more fully below), intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 32,670 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. The Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The New York State Common Retirement Fund, California Public Employees' Retirement System (CalPERS), and the Illinois State Board of Investment)(together with the plan, "Co-Sponsors") are co-sponsoring this proposal. Each of the Co-Sponsors will notify the Company, by separate letter, of its intention to co-sponsor the proposal, and will provide the requisite proof of ownership.

The Proposal is attached. I represent that one of the Co-Sponsors, or an agent therefore, intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at (202) 429-5024.

Sincerely,

Gerald W. McEntee

GERALD W. McENTEE
Chairman

Attachment

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 795-3675 FAX (916) 795-3659

September 28, 2004

OVERNIGHT MAIL

David K. Thompson, Senior Vice-President,
Deputy General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Re: Notice of Shareholder Proposal

Dear Mr. Thompson:

The purpose of this letter is to alert you that the California Public Employees' Retirement System is a co-sponsor of the shareholder proposal (enclosed) submitted by the American Federation of State, County and Municipal Employees Pension Plan (AFSCME). Pursuant to SEC Rule 14a-8, please include the proposal in the Company's proxy materials in connection with its next annual meeting. Please include CalPERS as a co-sponsor of the proposal in the proxy materials.[1]

Our submission of this proposal does not indicate that CalPERS and AFSCME and the other co-sponsors are closed to communication and negotiation regarding our collective concerns. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns are being addressed by the Company.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution/Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Patricia A. Burgess, Assistant Chief Counsel – CalPERS
Richard Ferlato, AFSCME

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 9,274,740 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned significantly more than $1,000,000 worth of Disney stock continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

ILLINOIS STATE BOARD OF INVESTMENT
180 North LaSalle Street, Suite 2015
Chicago, Illinois 60601
(312) 793-5718

September 28, 2004

VIA Overnight Mail and Telecopier (818) 560-1930

The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

Attention: David K. Thompson, Senior Vice-President,
Deputy General Counsel, and Corporate Secretary

Dear Mr. Thompson:

On behalf of the Illinois State Board of Investment ("Board"), I write to give notice that pursuant the 2004 proxy statement of The Walt Disney Company ("Company"), the Board, together with its co-sponsors (as described more fully below), intends to present the attached proposal ("Proposal") at the 2005 annual meeting of shareholders ("Annual Meeting"). The Board is the beneficial owner of more than $2,000 worth of shares of voting common stock ("Shares") of the Company, and has held the Shares for over one year. The Board intends to hold the Shares through the date on which the Annual Meeting is held. In accordance with SEC Rule 14a-8, our custodian bank will forward you evidence of our beneficial ownership.

The New York State Common Retirement Fund, California Public Employees' Retirement System (CalPERS), and the AFSCME Employees Pension Plan) (together with the Board, "Co-Sponsors") are co-sponsoring this proposal. Each of the Co-Sponsors will notify the Company, by separate letter, of its intention to co-sponsor the proposal, and will provide the requisite proof of ownership.

The proposal is attached. I represent that one of the Co-Sponsors, or an agent therefore, intends to appear in person or by proxy at the Annual Meeting to present the proposal. Please direct all questions or correspondence regarding the proposal to Mr. William R. Atwood.

Sincerely,

ILLNIOIS STATE BOARD OF INVESTMENT

Edward M. Smith
Chairman

Attachment
EMS:mjm

ALAN G. HEVESI
COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

September 28, 2004

Via Overnight Delivery and Telecopier (818) 560-1930

Mr. David K. Thompson
Senior Vice President, Deputy General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

Dear Mr. Thompson:

As Comptroller of New York State, I am the sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets in excess of $115 billion, including ownership of 8,241,897 shares in the Walt Disney Company.

I understand that a resolution requesting that the company become subject to the shareholder right of access to the company proxy for purposes of director nominations has been submitted by the AFSCME Employees Pension Plan for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

I believe that the Walt Disney Company should open its proxy material to shareholders for the purpose of nominating candidates for director in order to enhance shareholder input and board accountability.

The Fund has held more than $2000 worth of Walt Disney Company shares continuously for more than one year and it is our intention to maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, our custodian bank will forward to you evidence of our beneficial ownership.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office at 212-681-4490, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of The Walt Disney Company ("Disney") ask that Disney become subject to the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a shareholder or group that has held over 5% of Disney's outstanding common shares for over two years ("Nominating Shareholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Shareholder and Disney for election to Disney's board of directors and (b) require Disney to allow shareholders to vote for Nominees on Disney's proxy card and to make certain disclosures regarding Nominees in Disney's proxy statement.

In the case of Disney, the Rule would allow a Nominating Shareholder to nominate up to two Nominees, because Disney's board currently has 11 members. However, Disney's bylaws set the board size as a range from nine to 21. In the event that Disney's board is expanded to 20 or more directors, the Rule would allow nomination of up to three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders ratifying those choices through their proxy ballots. Although shareholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponents of this proposal do not own 1% of Disney's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of Disney's shareholders.

We believe that Disney's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders. Last year, holders of 45% of shares withheld their votes from CEO Michael Eisner for his reelection to Disney's board in a protest against Disney's unsatisfactory performance and the lack of independent leadership on the part of Disney's board. Subsequently, the board separated the positions of CEO and Chairman, and more recently, Mr. Eisner announced he would step down from his position as CEO, but not until 2006.

In our opinion, giving shareholders the ability to nominate director candidates on Disney's proxy statement will make Disney's board more responsive to shareholder interests. Such responsiveness is especially important now, in the context of a search for Mr. Eisner's successor. We also believe that allowing shareholders access to Disney's proxy materials may help strengthen the board's monitoring ability.

We urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 8, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 15, 2004

The proposal requests that Disney become subject to the security holder nomination procedure set forth in proposed rule 14a-11.

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Robyn Manos
Special Counsel